# SEC Schedule 13D/A (Amendment No. 33) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Herzfeld Credit Income Fund, Inc., CIK 0000880406
CUSIP: 42804T106
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139
Date of event which requires filing of this statement: 12/30/2025
Amends the filing with accession number 0001398344-11-001887
Filed by CIK 0001310710
Persons authorized to receive notices and communications: Thomas K. Morgan, 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139, (305) 777-1660

## Reporting persons
- Thomas J. Herzfeld, et al. (CIK 0001310710): type of reporting person: individual (IN), investment adviser (IA); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 1,856,241; shared voting power 6,667,387; sole dispositive power 1,856,241; shared dispositive power 6,667,387; aggregate amount beneficially owned 8,523,628 (43.75% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Herzfeld Credit Income Fund, Inc.
Address of issuer's principal executive offices: 119 Washington Ave., Suite 504, Miami Beach, Florida (FL), 33139

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate number of shares of common stock to which this Schedule 13D relates is 8,523,628 shares representing 43.75% of the 19,483,671 shares outstanding as reported by the issuer as of December 30, 2025. (1)

1. The amount reported represents the actual number of shares, which differs from the estimate reported in a prior amendment to this Schedule 13D (the "Prior Amendment"), received by the reporting person and the Advisory clients in connection with the cash or stock distribution announced on December 30, 2025. The ratio of cash and stock received by the reporting person and the Advisory clients was based on such person's election as well as elections of other stockholders, subject to the pro-rata limitation. Further, the amount reported reflects additional transactions that have occurred in the Accounts subsequent to the filing of the Prior Amendment. Effective February 6, 2026 at 5:00pm, the issuer effected a 10-to-1 reverse stock split. The number of shares reported on this amendment are reported on a pre-split basis to accord with the Prior Amendment. All future amendments will be reported exclusively on a post-split basis.
Number of shares as to which each person has sole or shared power to vote or dispose: With respect to the shares of common stock owned individually, the Reporting Person beneficially owns with sole power to vote and dispose of 1,856,241 shares of common stock. With respect to the Accounts, the Reporting Person beneficially owns with shared power to vote and/or dispose of 6,667,387 shares of common stock.
Transactions in the class effected during the past sixty days:
On December 22, 2025 through open market transactions, the Advisory clients sold 22,367 shares at $ 2.5804. On December 23, 2025 through open market transactions, the Advisory clients sold 33,496 shares at $ 2.5853. On December 24, 2025 through open market transactions, the Advisory clients sold 8,308 shares at $2.60. On December 30, 2025 through open market transactions, the Advisory clients sold 42,346 shares at $2.7619.

On December 30, 2025, the Fund paid a distribution, in cash and shares of common stock, of $0.6867 per share owned by each stockholder as of the payment date of December 30, 2025 (the "December 2025 Distribution"). The December 2025 Distribution was paid in cash or shares of the Fund's common stock at the election of stockholders with the total amount of cash distributed to all stockholders limited to 20% of the total distribution to be paid, excluding any cash paid for fractional shares. The remainder of the December 2025 Distribution (approx. 80%) was paid in the form of shares of the Fund's common stock. The exact distribution of cash and stock to any given stockholder was dependent upon their election as well as elections of other stockholders, subject to the pro-rata limitation. The price per share used to calculate the number of shares to be issued in lieu of cash was $2.5799, which was determined using the volume weighted average price per share of the Fund on December 12, 15 and 16, 2025. Mr. T. Herzfeld received 313,441 shares of common stock of the Fund in connection with the December 2025 Distribution. The Advisory clients received 1,141,754 shares of common stock of the Fund in connection with the December 2025 Distribution.

On January 2, 2026 through open market transactions, the Advisory clients sold 11,237 shares at $2.2117. On January 5, 2026 through open market transactions, the Advisory clients sold 38,866 shares at $2.0806. On January 7, 2026 through open market transactions, the Advisory clients sold 22,617 shares at $1.9612. On January 15, 2026, through open market transactions, the Advisory clients sold 777 shares at $1.949. On January 20, 2026, through open market transactions, the Advisory clients sold 1,018 shares at $1.91 and bought 497 shares at $1.918. On January 21, 2026, through open market transactions, the Advisory clients bought 13,040 shares at $1.9794. On January 22, 2026, through open market transactions, the Advisory clients sold 770 shares at $1.94 and bought 18,023 shares at $1.9396. On January 23, 2026, through open market transactions, the Advisory clients bought 13,609 shares at $1.9296. On January 26, 2026, through open market transactions, the Advisory clients bought 13,435 shares at $1.9191. On January 27, 2026, through open market transactions, the Advisory clients bought 4,229 shares at $1.95. On January 28, 2026, through open market transactions, the Advisory clients sold 86,573 shares at $1.9312 and bought 86,573 shares at $1.9309. On January 29, 2026, through open market transactions, the Advisory clients sold 815 shares at $1.92 and bought 14,982 shares at $1.9646. On January 30, 2026, through open market transactions, the Advisory clients bought 7,705 shares at $1.978. On February 2, 2026, through open market transactions, the Advisory clients bought 2,153 shares at $1.938. On February 3, 2026, through open market transactions, the Advisory clients sold 1,384 shares at $1.905. On February 4, 2026, through open market transactions, the Advisory clients sold 8,994 shares at $1.8331. On February 5, 2026, through open market transactions, the Advisory clients sold 8,730 shares at $1.8704.
Other persons with the right to receive dividends or sale proceeds: The owner of each of the Accounts individually has the right to receive and the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of common stock. To date no owner of an Account holds more than 5% of the Issuer's common shares.

## Signatures
- Thomas J. Herzfeld, et al.: /s/ Thomas J. Herzfeld, Thomas J. Herzfeld, Chairman (02/10/2026)